pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Audited Financials Posted

Vancouver BC,  May 4, 2015:  Pacific Booker Minerals’ audited financial statements for the year ended January 31, 2015 and the Management’s Discussion and Analysis (Form 51-102F1) for the three month period ended January 31, 2015 have been filed on sedar and are available for downloading on our website at http://www.pacificbooker.com/financials.htm,  If you would prefer, please complete the area on that page to request a copy sent by regular mail.  The mailing information provided will be used for that purpose only.

Also, the Annual General Meeting of the Company will be held at the Company’s office on Thursday, June 18th, at 1:30 pm.

The Company would also like to announce that before the May 8th deadline, Klohn Crippen Berger Ltd will prepare a response to the comments posted on the BCEAO e-PIC website on April 20th.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml